UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐Form 20-F   ☐Form 11-☐ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:    June 30, 2018

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant
REZOLUTE, INC.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
1450 Infinite Drive Louisville, CO 80027

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rezolute, Inc. (the "Company") is filing this Form 12b-25 with the Securities and Exchange Commission (the "Commission") to postpone the filing of its Annual Report on Form 10-K for the annual period ended June 30, 2018 (the "Form 10-K") beyond October 1, 2018, the prescribed due date for such filing. As disclosed in the Company's Current Report on Form 8-K filed with the Commission on August 1, 2018, the Company has been continuing its efforts to raise at least $20 million in financing.  The Company is filing for additional time to finalize the Form 10-K due to significant demands related to the financing efforts.  The Company is unable to complete and file with the Commission the Form 10-K by October 1, 2018 without unreasonable effort or expense. The Company expects to file the Form 10-K with the Commission no later than the fifteen calendar days of the original prescribed date, as permitted by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Keith Vendola	(303)	222-2128
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that our financial statements for the year ended June 30, 2018 will reflect the following data:

- Net loss of $29.3 million in 2018, a 45% increase from the $20.3 million loss reported in 2018

                                   REZOLUTE INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

REZOLUTE, INC.

Date: October 1, 2018	By:	/s/ Nevan Elam
Name: Nevan Elam Title: Chief Executive Officer